SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                              (Amendment No. 10)

                     INTERNATIONAL SPECIALTY PRODUCTS INC.
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                               (Name of Issuer)

                    Common Stock, par value $.01 per share
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                        (Title of Class of Securities)

                                  460337 10 8
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                                (CUSIP Number)

                           Richard A. Weinberg, Esq.
                       c/o ISP Management Company, Inc.
                                1361 Alps Road
                            Wayne, New Jersey 07470
                                (973) 628-3520
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               November 8, 2002
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------------------------------ ----- -------------------
CUSIP No.  460337 10 8                                  13D  Page 2 of 9 Pages
------------------------------------------------------ ----- -------------------
    1. NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


                     Samuel J. Heyman
----------- -------------------------------------------------------------------
    2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)/_/
                                                                       (b)/_/
----------- -------------------------------------------------------------------
    3. SEC USE ONLY

----------- -------------------------------------------------------------------
    4. SOURCE OF FUNDS

                     SC
----------- -------------------------------------------------------------------
    5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                               /_/

----------- -------------------------------------------------------------------
    6. CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
----------- -------------------------------------------------------------------

   NUMBER OF SHARES       7.     SOLE VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
         WITH                             52,567,240
                        -------- ----------------------------------------------

                          8. SHARED VOTING POWER

                                          0
                        -------- ----------------------------------------------

                          9. SOLE DISPOSITIVE POWER

                                          52,567,240
                        -------- ----------------------------------------------

                          10. SHARED DISPOSITIVE POWER

                                          0
----------------------- -------- ----------------------------------------------

   11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     52,567,240
----------- -------------------------------------------------------------------

   12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                         /_/
----------- -------------------------------------------------------------------

   13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     80.9%
----------- -------------------------------------------------------------------

   14. TYPE OF REPORTING PERSON

                     IN
----------- -------------------------------------------------------------------

----------------------------------------------------- ------ ------------------
CUSIP No.  460337 10 8                                  13D   Page 3 of 9 Pages
----------------------------------------------------- ------ ------------------

    1. NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


                     Heyman Joint Venture II LLC
----------- -------------------------------------------------------------------
    2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) /_/
                                                                      (b) /_/
----------- -------------------------------------------------------------------
    3. SEC USE ONLY

----------- -------------------------------------------------------------------
    4. SOURCE OF FUNDS

                     SC
----------- -------------------------------------------------------------------
    5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                /_/

----------- -------------------------------------------------------------------
    6. CITIZENSHIP OR PLACE OF ORGANIZATION


                     Connecticut
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   NUMBER OF SHARES       7.     SOLE VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
         WITH                             0
                        -------- ----------------------------------------------
                          8. SHARED VOTING POWER

                                          114,336
                        -------- ----------------------------------------------
                          9. SOLE DISPOSITIVE POWER

                                          0
                        -------- ----------------------------------------------
                          10. SHARED DISPOSITIVE POWER

                                          114,336
----------------------- -------- ----------------------------------------------
   11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     114,336
----------- -------------------------------------------------------------------
   12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                         /_/

----------- -------------------------------------------------------------------
   13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0.2%
----------- -------------------------------------------------------------------
   14. TYPE OF REPORTING PERSON

                     OO
----------- -------------------------------------------------------------------

------------------------------------------------------ ----- ------------------
CUSIP No.  460337 10 8                                  13D  Page 4 of 9 Pages
------------------------------------------------------ ----- ------------------
    1. NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


                     International Specialty Products Holdings Inc.
----------- -------------------------------------------------------------------
    2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) /_/
                                                                       (b) /_/

----------- -------------------------------------------------------------------
    3. SEC USE ONLY

----------- -------------------------------------------------------------------
    4. SOURCE OF FUNDS

                     SC
----------- -------------------------------------------------------------------
    5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                /_/

----------- -------------------------------------------------------------------
    6. CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
----------- -------------------------------------------------------------------
   NUMBER OF SHARES       7.     SOLE VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
         WITH                             0
                        -------- ----------------------------------------------
                          8. SHARED VOTING POWER

                                          0
                        -------- ----------------------------------------------
                          9. SOLE DISPOSITIVE POWER

                                          0
                        -------- ----------------------------------------------
                          10. SHARED DISPOSITIVE POWER

                                          0
----------------------- -------- ----------------------------------------------
   11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     0
----------- -------------------------------------------------------------------
   12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          /_/

----------- -------------------------------------------------------------------
   13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
----------- -------------------------------------------------------------------
   14. TYPE OF REPORTING PERSON

                     CO
----------- -------------------------------------------------------------------

     This Amendment No. 10 (this "Amendment No. 10") to Schedule 13D relates to the common stock, par value $.01 per share, of International Specialty Products Inc., a Delaware corporation ("ISP"), and amends the statement on
Schedule 13D originally filed on July 3, 1991 by Samuel J. Heyman, GAF Corporation, G-I Holdings, Inc., G Industries Corp. and GAF Fiberglass Corporation (formerly known as GAF Chemicals Corporation), as amended by Amendment No. 1 filed on January 9, 1997, Amendment No. 2 filed on April 1, 1998, Amendment No. 3 filed on July 24, 1998, Amendment No. 4 filed on August 25, 2000, Amendment No. 5 filed on April 6, 2001, Amendment No. 6 filed on August 21, 2001, Amendment No. 7 filed on March 27, 2002, Amendment No. 8 filed on July 9, 2002 and Amendment No. 9 filed on November 7, 2002.

ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2 is amended to include the following:

         One of the persons filing this form is International Specialty Products Holdings Inc. ("ISPH"), a Delaware corporation. ISPH has as its principal place of business at 1361 Alps Road, Wayne, New Jersey 07470. Mr. Heyman (the "Stockholder") is in a position to directly and indirectly determine the investment and voting decisions made by ISPH. ISPH was formed in connection with the Merger described in Item 4 and has not engaged in any business activities except in connection with the Merger. The name, position with ISPH, citizenship and business address of each director and executive officer of ISPH is as set forth below:

--------------------- ------------------- -------------- ----------------------
Name                  Position(s)           Citizenship    Business Address
--------------------- ------------------- -------------- ----------------------
Samuel J. Heyman      Director            United States  1361 Alps Road, Wayne,
                                                         New Jersey 07470
--------------------- ------------------- -------------- ----------------------
Sunil Kumar           Director, president United States  1361 Alps Road, Wayne,
                      and chief executive                New Jersey 07470
                      officer
--------------------- ------------------- -------------- ----------------------
Richard A. Weinberg   Executive Vice      United States  1361 Alps Road, Wayne,
                      President, General                 New Jersey 07470
                      Counsel and
                      Secretary
--------------------- ------------------- -------------- ----------------------
Susan B. Yoss         Executive Vice      United States  1361 Alps Road, Wayne,
                      President - Finance                New Jersey 07470
                      and Treasurer
--------------------- ------------------- -------------- ----------------------

         Neither ISPH nor any executive officer or director thereof has, during the last five years, (i) been convicted in a criminal proceeding (other than a traffic violation and similar misdemeanors) or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting mandatory activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The aggregate Merger Consideration described below in Item 4 is expected to be approximately $130 million. It is anticipated that the Merger Consideration would be paid out of available funds of ISP.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is amended and supplemented to include the following information:

         Merger Agreement

         On November 8, 2002, ISP and ISPH entered into an Agreement and Plan of Merger (the "Merger Agreement"), a copy of which is included as Exhibit F to this Schedule 13D and is incorporated by reference herein.

         On November 8, 2002, ISP issued the press release included as Exhibit G to this Schedule 13D, which is incorporated by reference herein.

         Pursuant to the Merger Agreement, ISPH would merge with and into ISP (the "Merger") on the terms and subject to the conditions set forth therein. In the Merger, each share of common stock (other than dissenting shares and shares "beneficially owned" (as defined in the Merger Agreement) by the Stockholder) would be converted into the right to receive $10.30 in cash

(the "Merger Consideration"), without interest. All of the shares of ISPH would be converted into the right to receive shares of common stock of the surviving corporation in the Merger.

         The Merger Agreement provides that consummation of the Merger is subject to certain closing conditions, including approval by holders of a majority of ISP's shares and approval by holders of a majority of the votes cast by holders of shares not beneficially owned by the Stockholder or the directors or officers of ISP.

         The information set forth in response to this Item 4 is qualified in its entirety by reference to the Merger Agreement (attached hereto as Exhibit
F) and the press release (attached hereto as Exhibit G).

         It is anticipated that, upon consummation of the Merger, the ISP common stock would be delisted from trading on the New York Stock Exchange and deregistered with the Securities and Exchange Commission.

         Other than changes in the capitalization, corporate structure and/or governing documents resulting from the transaction, and other than the intention to cause the Board of Directors of ISP following consummation of the proposed transaction to be comprised solely of the Stockholder and certain members of ISP's Board of Directors who are also members of ISP's management, the Stockholder has no present plans or proposals with respect to any other action referred to in instructions (a) through (j) of Item 4 of the form of
Schedule 13D. The Stockholder expressly reserves the right to change its business plans, operations and management arrangements with respect to ISP based on future developments. In addition, the Stockholder reserves the right to make dispositions from time to time prior to the closing of the transaction of shares of common stock owned by Heyman Joint Venture II LLC (up to 114,336 shares) to the extent permitted by the transaction agreements and applicable law.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

         Item 5(a) and (b) is amended and supplemented to include the following information:

         (a), (b) As of the close of business on November 8, 2002, the reporting persons (other than ISPH) may be deemed to beneficially own, in the aggregate, 52,567,240 shares of ISP common stock (of which 239,200 represent shares underlying options awarded to the Stockholder under ISP's stock option plan that are exercisable within 60 days of the filing of this Amendment No.
10), representing approximately 80.9% of the ISP common stock outstanding on November 6, 2002, as set forth in the Merger Agreement.

         As of the close of business on November 8, 2002, ISPH did not beneficially own any shares of ISP.

     As of the close of business on November 6, 2002 and based on the number of shares of ISP common stock as set forth in the Merger Agreement, ISP's common stock was, to the knowledge of ISPH, beneficially owned by ISPH's (1) directors, (2) executive officers and (3) directors and executive officers as a group as follows:

        ----------------------------------- -------------------- --------------
        Name                                Number of Shares     %
        ----------------------------------- -------------------- --------------
        Samuel J. Heyman...................  52,567,240 (1) (2)  80.9% (1) (2)
        ----------------------------------- -------------------- --------------
        Sunil Kumar........................     718,048 (2) (3)  1.1% (2) (3)
        ----------------------------------- -------------------- --------------
        Richard A. Weinberg................     421,575 (2)      Less than 1%
        ----------------------------------- -------------------- --------------
        Susan B. Yoss......................     216,442 (2)      Less than 1%
        ----------------------------------- -------------------- --------------
             All directors and
             executive officers of ISPH....  53,923,305 (2)       82.8%
        ---------------------------------------------------- ------------------

         (1)......Mr. Heyman may be deemed to beneficially own, and has sole voting and investment power in respect of, 52,328,040 of these shares through a limited partnership and a limited liability company. Mr. Heyman disclaims a pecuniary interest in these shares in excess of his partnership interests in such entities.

         (2)......Includes with respect to Mr. Heyman, 239,200 shares, Mr.
Kumar 100,000 shares, Mr. Weinberg 342,516 shares, Ms. Yoss 56,422 shares and all executive officers and directors of ISPH 738,138 shares subject to options granted under the 1991 Incentive Plan for Key Employees and Directors, as amended, of ISP that are currently exercisable or will become exercisable within the next 60 days.

         (3)......Includes with respect to Mr. Kumar, a grant of 250,000 shares of restricted common stock of ISP effective January 14, 2002, 23,449 shares held in ISP's 401(k) plan as of December 31, 2001, 11,000 shares held by Mr. Kumar's spouse, 5,000 shares held by Mr. Kumar's daughter and 100,000 shares in the aggregate gifted by Mr. Kumar to his children, as to which

Mr. Kumar disclaims beneficial ownership.

         The information in this section is hereby amended to reflect the information contained in the cover pages, all of which is incorporated herein by reference.

         Item 5(c) is amended and supplemented to include the following information:

         (c) No transactions in shares of ISP common stock were effected during the past 60 days by any reporting person or, to the knowledge of the reporting persons, any person disclosed in response to Item 2, except that, in accordance with the Merger Agreement and in connection with the execution thereof, Mr. Kumar and Ms. Yoss have each entered into an agreement with ISP providing that immediately prior to the effective time of the Merger, their shares of restricted stock will be surrendered in exchange for the right to receive the cash Merger Consideration, subject to the vesting restrictions currently applicable to such restricted shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
        WITH RESPECT TO THE SECURITIES OF THE ISSUER.

         Item 6 is amended to include the following:

         See "Item 4. Purpose of Transaction" for a description of the announcements by ISP on November 8, 2002.

         On November 8, 2002, the Stockholder and ISP entered into a Stockholder Voting Agreement, a copy of which is included as Exhibit H to this
Schedule 13D and is incorporated by reference herein. Pursuant to the Stockholder Voting Agreement, the Stockholder agreed, subject to the terms, conditions and exceptions in that agreement, to cause the shares of common stock of ISP then beneficially owned by him to be voted in favor of adoption of the Merger Agreement and to refrain from transferring shares of ISP common stock pending the Merger, except to the extent permitted by the Stockholder Voting Agreement.

         These descriptions are subject to, and qualified in their entirety by reference to, the Merger Agreement and the Stockholder Voting Agreement, each of which has been filed as an exhibit herewith.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 is amended to include the following:

         F. Agreement and Plan of Merger, dated November 8, 2002, between ISP and ISPH (incorporated by reference to Exhibit
                  2.1 of the Form 8-K filed by ISP on November 12, 2002).

         G. Press Release of ISP issued November 8, 2002 (incorporated by reference to Exhibit 99.1 of the Form 8-K filed by ISP on November 12, 2002).

         H. Stockholder Voting Agreement, dated November 8, 2002, between the Stockholder and ISP (incorporated by reference to Exhibit 2.2 of the Form 8-K filed by ISP on November 12,
                  2002).

             (The remainder of this page intentionally left blank)

                                  SIGNATURES

         After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                SAMUEL J. HEYMAN

                                 /s/ SAMUEL J. HEYMAN
                                ------------------------


                                HEYMAN JOINT VENTURE II LLC

                                 /s/ SAMUEL J. HEYMAN
                                ------------------------
                                Name: Samuel J. Heyman
                                Title: Manager


                                INTERNATIONAL SPECIALTY PRODUCTS HOLDINGS INC.

                                 /s/ SUNIL KUMAR
                                ------------------------
                                Name:  Sunil Kumar
                                Title: President and Chief Executive Officer


Date: November 12, 2002

                               INDEX TO EXHIBITS

         F. Agreement and Plan of Merger, dated November 8, 2002, between ISP and ISPH (incorporated by reference to Exhibit
                  2.1 of the Form 8-K filed by ISP on November 12, 2002).

         G.       Press Release of ISP issued November 8, 2002
                  (incorporated by reference to Exhibit 99.1 of the Form 8-K filed by ISP on November 12, 2002).

         H. Stockholder Voting Agreement, dated November 8, 2002, between the Stockholder and ISP (incorporated by reference to Exhibit 2.2 of the Form 8-K filed by ISP on November 12,
                  2002).